Exhibit 99.2

Press Release

Dupixent approved in the US as the first-ever biologic medicine for patients with COPD

●	Dupixent is indicated for the approximately 300,000 adults in the US with inadequately controlled COPD and an eosinophilic phenotype
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Following recent approvals in the EU and China, the US approval is based on two landmark phase 3 studies that showed Dupixent achieved significant reduction in exacerbations, and also showed improvements in lung function and health-related quality of life compared to placebo

●	Dupixent is the leading biologic medicine for all of its FDA-approved indications in new-to-brand prescriptions, and the most prescribed biologic by pulmonologists in the US

Paris and Tarrytown, NY, September 27, 2024. The US Food and Drug Administration (FDA) has approved Dupixent (dupilumab) as an add-on maintenance treatment of adults with inadequately controlled chronic obstructive pulmonary disease (COPD) and an eosinophilic phenotype. Dupixent is the first biologic medicine approved in the US to treat these patients.

Jean Wright, M.D.

Chief Executive Officer at The COPD Foundation

“People living with inadequately controlled COPD have long awaited new medicines to help manage the daily suffering they experience from breathlessness, coughing, wheezing, exhaustion and unpredictable hospitalization. These patients often struggle with everyday activities many people take for granted such as taking a walk or running errands outside the home. We welcome the approval of this new therapeutic option to offer patients a new way to help gain better control of their disease.”

Paul Hudson

Chief Executive Officer at Sanofi

“Dupixent has already shown it can revolutionize the treatment paradigm of many diseases driven in part by type 2 inflammation with high unmet medical needs, with one million patients being treated globally across all currently approved indications. With today’s approval, Dupixent once again paves the way and becomes the first and only approved add-on biologic medicine for inadequately controlled COPD, giving patients living with this devastating disease the chance to look forward to the potential of improved breathing and a life with fewer exacerbations.”

The FDA approval is based on data from two landmark pivotal phase 3 studies (BOREAS and NOTUS) that evaluated the efficacy and safety of Dupixent compared to placebo in adults currently on maximal standard-of-care inhaled therapy (nearly all on triple therapy) with inadequately controlled COPD and blood eosinophils ≥300 cells per µL. Patients who received Dupixent in BOREAS (n=468) and NOTUS (n=470) experienced the following outcomes, respectively, compared to placebo (BOREAS n=471; NOTUS n=465):

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●	30% and 34% reduction in the annualized rate of moderate or severe COPD exacerbations over 52 weeks, the primary endpoint.
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74mL and 68mL numerically greater improvements in post-bronchodilator FEV1 from baseline at week 12 compared to placebo, sustained at 52 weeks. Statistically significant improvements of similar magnitude were observed in pre-bronchodilator FEV1 from baseline at 12 and 52 weeks, a key secondary endpoint.

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51% response in a health-related quality of life measure in both trials compared to 43% and 47% with placebo at 52 weeks, as assessed by a 4-point improvement on the St. George’s Respiratory Questionnaire (SGRQ).

Safety results in both studies were generally consistent with the known safety profile of Dupixent in its approved indications. In pooled BOREAS and NOTUS data, the most common adverse events (>2%) more frequently observed in patients on Dupixent compared to placebo were viral infection, headache, nasopharyngitis, back pain, diarrhea, arthralgia, urinary tract infection, local administration reaction, rhinitis, eosinophilia, toothache, and gastritis. While less common, cholecystitis was reported in 0.6% of patients on Dupixent compared to 0.1% of patients on placebo.

George D. Yancopoulos, M.D., Ph.D.

Board Co-Chair, President and Chief Scientific Officer at Regeneron

“This latest FDA approval for Dupixent represents new hope for the hundreds of thousands of COPD patients in the US who can sometimes struggle just to breathe during their everyday lives. Dupixent has a proven track record as a first-in-class medicine, providing benefit to the many patients suffering from type 2 inflammatory related diseases such as asthma and atopic dermatitis. This latest approval represents an important next chapter for Dupixent, giving those with COPD a novel option that has demonstrated the unprecedented ability to help patients experience fewer exacerbations, while also helping them breathe better and improve quality of life in phase 3 studies.”

The FDA evaluated Dupixent under Priority Review, which is reserved for medicines that represent potentially significant improvements in efficacy or safety in treating serious conditions. In July 2024, Sanofi and Regeneron announced that the European Medicines Agency approved Dupixent as an add-on maintenance treatment for adults with uncontrolled COPD characterized by raised blood eosinophils. Submissions are currently under review with other regulatory authorities around the world, including in Japan.

About COPD

COPD is a respiratory disease that damages the lungs and causes progressive lung function decline and is the fourth leading cause of death worldwide. Symptoms include persistent cough, excessive mucus production and shortness of breath that may impair the ability to perform routine daily activities, which may lead to sleep disturbances, anxiety, and depression. COPD is also associated with a significant health and economic burden due to recurrent acute exacerbations that require systemic corticosteroid medicine and/or antibiotics. Smoking and exposure to noxious particles are key risk factors for COPD, but even individuals who quit smoking can still have progressive lung disease.

About half of COPD patients continue to experience exacerbations despite being on triple inhaled therapy. In the US, approximately 300,000 people live with inadequately controlled COPD and an eosinophilic phenotype. Patients with an eosinophilic phenotype contribute to an ~30% increase in exacerbations and an increased risk of COPD-related re-hospitalizations within a year.

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About the Dupixent COPD phase 3 study program

BOREAS and NOTUS were replicate, randomized, phase 3, double-blind, placebo-controlled studies that evaluated the efficacy and safety of Dupixent in adults who were current or former smokers with moderate-to-severe COPD with an eosinophilic phenotype, as defined by blood eosinophils ≥300 cells per µL. The studies included adults with COPD across a broad range of clinical presentations, including those with chronic bronchitis and emphysema. The studies enrolled 1,874 patients who were aged 40 to 80 years in BOREAS and 40 to 85 years in NOTUS.

During the 52-week treatment period, patients in BOREAS and NOTUS received Dupixent or placebo every two weeks added to a maximal standard-of-care inhaled triple therapy of ICS, LABA and LAMA. Double maintenance therapy, which included LABA and LAMA, was allowed if ICS was not appropriate.

The primary endpoint for BOREAS and NOTUS evaluated the annualized rate of acute moderate or severe COPD exacerbations. Key secondary endpoints included change from baseline in lung function (assessed by pre-bronchodilator forced expiratory volume [FEV1]) at 12 and 52 weeks, change from baseline at 52 weeks in SGRQ total score compared to placebo, and safety.

The results of both BOREAS and NOTUS were separately published in The New England Journal of Medicine.

About Sanofi and Regeneron’s COPD Clinical Research Program

Sanofi and Regeneron are motivated to transform the treatment paradigm of COPD by examining the role different types of inflammation play in the disease progression through Dupixent, a first-in-class biologic, and the investigation of itepekimab.

Dupixent inhibits the signaling of the interleukin-4 (IL4) and interleukin-13 (IL13) pathways and the program focuses on a specific population of people with evidence of type 2 inflammation. Itepekimab is a fully human monoclonal antibody that binds to and inhibits interleukin-33 (IL33), an initiator and amplifier of broad inflammation in COPD.

Itepekimab is currently under clinical investigation for COPD in two phase 3 studies and its safety and efficacy have not been evaluated by any regulatory authority.

About Dupixent

Dupixent is a fully human monoclonal antibody that inhibits the signaling of the IL4 and IL13 pathways and is not an immunosuppressant. The Dupixent development program has shown significant clinical benefit and a decrease in type 2 inflammation in phase 3 studies, establishing that IL4 and IL13 are two of the key and central drivers of type 2 inflammation that play a major role in multiple related and often co-morbid diseases.

Sanofi and Regeneron are committed to helping patients in the US who are prescribed Dupixent gain access to the medicine and receive the support they may need with the DUPIXENT MyWay® program. For more information, please call 1-844-DUPIXENT (1-844-387-4936) or visit www.DUPIXENT.com.

Dupixent has received regulatory approvals in more than 60 countries in one or more indications including certain patients with atopic dermatitis, asthma, chronic rhinosinusitis with nasal polyps, eosinophilic esophagitis, prurigo nodularis, chronic spontaneous urticaria,

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and COPD in different age populations. More than 1,000,000 patients are being treated with Dupixent globally.

Dupilumab Development Program

Dupilumab is being jointly developed by Sanofi and Regeneron under a global collaboration agreement. To date, dupilumab has been studied across more than 60 clinical studies involving more than 10,000 patients with various chronic diseases driven in part by type 2 inflammation.

In addition to the currently approved indications, Sanofi and Regeneron are studying dupilumab in a broad range of diseases driven in part by type 2 inflammation or other allergic processes in phase 3 studies, including chronic pruritus of unknown origin and bullous pemphigoid. These potential uses of dupilumab are currently under clinical investigation, and the safety and efficacy in these conditions have not been fully evaluated by any regulatory authority.

About Regeneron

Regeneron (NASDAQ: REGN) is a leading biotechnology company that invents, develops and commercializes life-transforming medicines for people with serious diseases. Founded and led by physician-scientists, our unique ability to repeatedly and consistently translate science into medicine has led to numerous approved treatments and product candidates in development, most of which were homegrown in our laboratories. Our medicines and pipeline are designed to help patients with eye diseases, allergic and inflammatory diseases, cancer, cardiovascular and metabolic diseases, neurological diseases, hematologic conditions, infectious diseases, and rare diseases.

Regeneron pushes the boundaries of scientific discovery and accelerates drug development using our proprietary technologies, such as VelociSuite®, which produces optimized fully human antibodies and new classes of bispecific antibodies. We are shaping the next frontier of medicine with data-powered insights from the Regeneron Genetics Center® and pioneering genetic medicine platforms, enabling us to identify innovative targets and complementary approaches to potentially treat or cure diseases.

For more information, please visit www.Regeneron.com or follow Regeneron on LinkedIn, Instagram, Facebook or X.

About Sanofi

We are an innovative global healthcare company, driven by one purpose: we chase the miracles of science to improve people’s lives. Our team, across the world, is dedicated to transforming the practice of medicine by working to turn the impossible into the possible. We provide potentially life-changing treatment options and life-saving vaccine protection to millions of people globally, while putting sustainability and social responsibility at the center of our ambitions.

Sanofi is listed on EURONEXT: SAN and NASDAQ: SNY

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replicated in other studies and/or lead to advancement of product candidates to clinical trials, therapeutic applications, or regulatory approval; unanticipated expenses; the costs of developing, producing, and selling products; the ability of Regeneron to meet any of its financial projections or guidance and changes to the assumptions underlying those projections or guidance; the potential for any license, collaboration, or supply agreement, including Regeneron’s agreements with Sanofi and Bayer (or their respective affiliated companies, as applicable) to be cancelled or terminated; the impact of public health outbreaks, epidemics, or pandemics (such as the COVID-19 pandemic) on Regeneron’s business; and risks associated with intellectual property of other parties and pending or future litigation relating thereto (including without limitation the patent litigation and other related proceedings relating to EYLEA® (aflibercept) Injection), other litigation and other proceedings and government investigations relating to the Company and/or its operations (including the pending civil proceedings initiated or joined by the U.S. Department of Justice and the U.S. Attorney’s Office for the District of Massachusetts), the ultimate outcome of any such proceedings and investigations, and the impact any of the foregoing may have on Regeneron’s business, prospects, operating results, and financial condition. A more complete description of these and other material risks can be found in Regeneron’s filings with the U.S. Securities and Exchange Commission, including its Form 10-K for the year ended December 31, 2023 and its Form 10-Q for the quarterly period ended June 30, 2024. Any forward-looking statements are made based on management’s current beliefs and judgment, and the reader is cautioned not to rely on any forward-looking statements made by Regeneron. Regeneron does not undertake any obligation to update (publicly or otherwise) any forward-looking statement, including without limitation any financial projection or guidance, whether as a result of new information, future events, or otherwise.

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